                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                        ________________________________

                                   FORM 11-K

                                 Annual Report
                        Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934
                        ________________________________

(Mark One)

( x )   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
        For the fiscal year ended December 31, 2000

or

(   )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
        For the transition period from _________________ to ____________________


                         Commission File No. 000-27778

     A. Full title and address of the plan, if different from that of the issuer named below:

                          PREMIERE TECHNOLOGIES, INC.
                                  401(K) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              PTEK HOLDINGS, INC.
                           3399 Peachtree Road, N.E.
                         The Lenox Building, Suite 600
                             Atlanta, Georgia 30326
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                               TABLE OF CONTENTS


FINANCIALS                                                            PAGE
                                                                      ----

    Item 1.      Report of Independent Certified Public Accountant....  5

    Item 2.      Statements of Net Assets Available for Plan Benefits.  6

    Item 3.      Statement of Changes in Net Assets Available for Plan
                   Benefits...........................................  7

    Item 4.      Notes to Financial Statements and Schedules..........  8

SCHEDULES

    Schedule I.  Schedule H, Line 4i - Schedule of Assets (Held At End
                   of Year) - December 31, 2000....................... 14

    Schedule II. Schedule G, Part III - Nonexempt Transactions for the
                   Year Ended December 31, 2000....................... 15


Signatures............................................................ 16


EXHIBITS

    Exhibit Index..................................................... 17

                                       2
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                              REQUIRED INFORMATION


The following financial statements and schedules, copies of which are included herewith, have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

                                       3
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Premiere Technologies, Inc. 401(k) Plan


Financial Statements and Schedules
as of December 31, 2000 and 1999
Together With Auditors' Report

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REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Trustee of
Premiere Technologies, Inc.
401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the PREMIERE TECHNOLOGIES, INC. 401(K) PLAN as of December 31, 2000 and 1999 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and schedules were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999 and the changes in its net assets available for plan benefits for the year ended December 31, 2000 on the basis of accounting described in
Note 2.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Atlanta, Georgia
May 7, 2001

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                    PREMIERE TECHNOLOGIES, INC. 401(K) PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 2000 and 1999




                                                   2000             1999
                                                -----------      -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS:
 Investments, at fair value                     $21,562,880      $21,718,678
                                                ===========      ===========


        The accompanying notes are an integral part of these statements.

                    PREMIERE TECHNOLOGIES, INC. 401(K) PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000



ADDITIONS:
 Employer contributions                                   $ 1,607,914
 Participant contributions                                  4,066,529
 Roll-over contributions                                      597,626
 Interest and dividends                                       979,617
                                                          -----------
       Total additions                                      7,251,686
                                                          -----------
DEDUCTIONS:
 Distributions to participants                             (3,228,123)
 Net depreciation in fair value of investments             (4,156,569)
 Administrative fees                                           (5,384)
 Other                                                        (17,408)
                                                          -----------
       Total deductions                                    (7,407,484)
                                                          -----------
NET DECREASE                                                 (155,798)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
 Beginning of year                                         21,718,678
                                                          -----------
 End of year                                              $21,562,880
                                                          ===========



         The accompanying notes are an integral part of this statement.

                    PREMIERE TECHNOLOGIES, INC. 401(K) PLAN

                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 2000 AND 1999

1.   PLAN DESCRIPTION

     The following description of the Premiere Technologies, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan document or the summary plan description for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan administered by the board of directors of PTEK Holdings, Inc. (the "Company" or the "Employer"). Effective December 1, 1999, T. Rowe Price Trust Company was appointed as custodian of the Plan, replacing Great-West Life & Annuity Insurance Company.

     In June 1997, the Company completed the acquisition of Voice-Tel Enterprises, Inc. ("VTE"). In connection with this purchase, the Company became the sponsor of the VTE 401(k) Savings and Investment Plan & Trust and the Cleveland Voice-Tel ("CTE") 401(k) Plan as well as the Voice-Tel 401(k) Plan. The assets for the VTE 401(k) Plan and the CTE 401(k) Plan were merged into the Plan on January 1, 1998. The VTE 401(k) Plan was merged into the Plan on July 9, 1999. For the years ended December 31, 1998 and 1999, the Company acquired Xpedite Systems, Inc. ("Xpedite") and Intellivoice Communications, Inc. ("Intellivoice"), respectively. Relative to the Xpedite acquisition, the Company became the sponsor for the Xpedite 401(k) Plan, ViTel International, Inc. 401(k) Profit Sharing Plan, and Swift Global Communications, Inc. 401(k) Plan. In connection with the Intellivoice acquisition, the Company became the sponsor for the Intellivoice Employee Savings Plan. The assets for plans assumed in the Xpedite and Intellivoice acquisitions were merged into the Plan on December 1, 1999. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     Effective January 1, 1999, the Company adopted Statement of Position ("SOP") 99-3, "Accounting for and the Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." SOP 99-3 establishes new disclosure requirements for defined contribution plans.

     Eligibility

     Effective on and after December 1, 1999, all covered employees of the Company, as defined by the Plan, are eligible to participate in the Plan as of the first day of the month following 30 days of employment. All part-time, temporary, or seasonable associates, as defined by the Plan, are eligible to participate in the Plan after completion of 12 continuous months of employment ("service year") and having worked 1,000 hours within that service year. These participants may enroll in the Plan the next January 1 or July 1 after the above-mentioned specified requirements are met.

     Employee Contributions

     Participants may elect to contribute, on a pretax basis, up to 20% of their eligible compensation, as defined by the Plan. Contributions may be invested in 1% increments totaling, but not exceeding, 100% into any of the investment options offered by the Plan. A participant may prospectively change the percentage of his/her contribution at any time. The change will generally be effective the next pay period.

     The following funds were offered by the Plan as of December 31, 2000 and 1999:

          .  Janus Fund
          .  Pimco Total Return II
          .  MFS Capital Opportunities
          .  MAS Small-Cap Value
          .  Putnam International Growth
          .  Personal Strategy--Income
          .  Personal Strategy--Growth
          .  Personal Strategy--Balanced
          .  International Stock Fund
          .  PTEK Holdings, Inc. common stock
          .  Equity Index 500 Fund
          .  Dividend Growth Fund
          .  TRP Stable Value Fund

     Employer Contributions

     The Employer may contribute 100% of the participant's contribution not to exceed 3% of his/her eligible compensation ("Matching Contributions"). Matching Contributions are invested in company stock. However, a participant may elect, at any time after the Matching Contributions are allocated to his/her account, to redirect his/her Matching Contribution to any other investment option. The Company's board of directors approved a Matching Contribution of $1,592,303 to the Plan for the year ended December 31, 2000 (Note 2). The Employer may also elect to make a discretionary profit-sharing contribution which is determined on an annual basis. The Company's board of directors may elect to automatically invest the participant's discretionary profit-sharing contribution in company stock. If the discretionary profit-sharing contributions are invested in common stock, the participant may elect to transfer his/her investment in the discretionary profit-sharing contribution to the investment election of choice. The Company did not elect to make a discretionary contribution to the Plan for the year ended December 31, 2000.

     Rollovers From Other Plans

     A participant who has received a distribution of his/her interest in a qualified retirement plan may elect to deposit all or any portion of the eligible amount of such distribution as a rollover to this plan.

     Participant Accounts

     Each participant's account is credited with the participant's contributions, allocations of the employer matching and discretionary profit-sharing contributions, and his/her share of the Plan's income
     (loss). The Plan's income (loss) is allocated based on the proportion that each participant's account balance has to the total of all participants' account balances.

     Vesting


     Participants are immediately vested in the value of their contributions and actual earnings thereon. Employer matching and discretionary profit-sharing contributions vest according to the following schedule:

                                                     Vested
                                                   Percentage
                                                   ----------
            Years of service:
                 Less than one                          0%
                 One                                   33
                 Two                                   67
                 Three                                100

     A participant will become fully vested in employer matching and discretionary profit-sharing contributions, regardless of length of service, in the event of death, total and permanent disability, or attainment of age 65.

     Transfers from plans of prior employers are subject to the vesting schedule above except for transfers from Vitel International 401(k) Profit Sharing Plan and Swift Global Communications, Inc. 401(k) Plan, which are 100% vested.

     Forfeited Accounts

     Any terminated, nonvested accounts are deemed to be forfeitures. The Employer will utilize forfeited accounts to reduce future employer contributions or administrative expenses. The Plan did not have any forfeited accounts during the year ended December 31, 2000.

     Distribution of Benefits

     Upon retirement, death, disability, or termination of service, a participant or his/her beneficiary may elect to receive a lump-sum distribution or monthly, quarterly, semiannual, or annual installments for a period elected by the participant, not to exceed the joint life expectancy of the participant and his/her beneficiary. This distribution will be equal to the participant's vested account balance and will be made in cash. However, if a lump-sum payment is elected and a portion of the participant's vested balance is in company stock, the participant may elect to receive payments for that portion of his/her vested account in the form of company stock.

     Hardship distributions are permitted if certain criteria are met, as defined by the Plan.

     Loans to Participants

     Participants may borrow the minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his/her vested account balance. The loans are secured by the balance of the participant's account and bear interest at a fixed rate over the life of the loan. Loans are repayable through payroll deductions over periods ranging up to 60 months for a general-purpose loan and up to 10 years for the purchase of a principle residence. The interest rate is determined by the plan administrator based on prevailing market conditions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The accounting records of the Plan are maintained on the modified cash basis of accounting. Under the modified cash basis, receivables and accrued expenses are not recorded, and investments are stated at market value.

     Valuation of Investments

     Investments in publicly traded mutual funds are stated in the accompanying statements of net assets available for plan benefits at their fair values based on quoted market prices on national exchanges.

     The American Institute of Certified Public Accountants Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans," requires fair value reporting of investment contracts that are not fully benefit-responsive. The TRP Stable Value Fund is not fully benefit-responsive and is carried at estimated fair value, which approximates contract value.

     Investment securities in general are exposed to various risks, including credit, interest and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the statements of net assets available for plan benefits.

     Net Depreciation

     Realized gains and losses on sales of investments and changes in unrealized depreciation are recorded in the accompanying statement of changes in net assets available for plan benefits as net depreciation in fair value of investments.

     Administrative Expenses

     All costs and expenses incurred in connection with the general administration of the Plan, with the exception of variable asset charges imputed on certain plan assets, are paid by the Company.

3.   INVESTMENTS

     The fair market values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 2000 and 1999 are as follows:

                                               2000            1999
                                           -----------     -----------
     Janus Fund                            $ 1,974,065             N/A
     Equity Index 500 Fund                  10,439,427     $14,424,058
     International Stock Fund                1,368,971       2,007,586
     Personal Strategy--Growth               1,284,129             N/A
     TRP Stable Value Fund                   2,915,349             N/A

     Net depreciation in fair value of investments for the year ended December 31, 2000 is as follows:

     Mutual funds                                      $(2,773,763)
     Common stock                                       (1,382,806)
                                                       -----------
                                                       $(4,156,569)
                                                       ===========
4.   NONEXEMPT TRANSACTIONS

     For the year ended December 31, 2000, the Company's failure to remit participant contributions to the Plan within the time permitted by the Department of Labor, thus constituting a lending of such moneys to the Company. As such, these transactions represented nonexempt transactions between the Company and the Plan as identified in Schedule II. The Company is currently in the process of calculating the interest on the contributions owed to the Plan, which will be allocated to the affected participants' accounts.

5.   TAX STATUS

     The Internal Revenue Service has determined and informed the administrator, by a letter dated September 28, 1993, that the standardized regional prototype plan on which the Plan has adopted was designed in accordance with applicable sections of the Internal Revenue Code ("IRC") as of that date. The administrator and the Plan's tax counsel believe that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator and the Plan's tax counsel believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

6.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event of plan termination, participants will become fully vested in their account balances.

7.   SUBSEQUENT EVENTS

     Effective May 4, 2001, the Plan was amended as follows:

       .  The plan name was changed to PTEK Holdings, Inc. 401(k) Plan.

       . The eligibility requirement for seasonal employees, as defined by the Plan, to be eligible to participate in the Plan shall be the first day of the month following 30 days of employment.

       .  The discretionary profit-sharing provision has been eliminated.

       . The installments and annuity options for distribution payments have been eliminated.

                                                                      SCHEDULE I

                    PREMIERE TECHNOLOGIES, INC. 401(K) PLAN


         SCHEDULE H, LINE 4I--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                               DECEMBER 31, 2000


Identity of Issuer, Borrower,                                                             Current
 Lessor, or Similar Party                  Description of Investment                       Value
-----------------------------    --------------------------------------------------     ------------
* T. ROWE PRICE                  Investments:
                                    Pimco Total Return II, 6,975 shares                  $    70,520
                                    Dividend Growth Fund, 282 shares                         112,696
                                    Equity Index 500 Fund, 294,068 shares                 10,439,427
                                    International Stock Fund, 94,282 shares                1,368,971
                                    Janus Fund, 59,299 shares                              1,974,065
                                    MAS Small-Cap Value, 17,424 shares                       330,890
                                    MFS Capital Opportunities, 36,588 shares                 654,554
                                    Personal Strategy--Balanced, 28,412 shares               452,321
                                    Personal Strategy--Growth, 677,664 shares              1,284,129
                                    Personal Strategy--Income, 19,717 shares                 259,874
                                    Putnam International Growth, 25,876 shares               639,389
                                    TRP Stable Value Fund, 2,915,349 shares                2,915,349

* PTEK HOLDINGS, INC.            PTEK Holdings, Inc. common stock, 318,830 shares            458,304

* PARTICIPANTS                   Loans to participants with varying maturities and
                                    interest rates ranging from 7.5% to 11.5%                602,391
                                                                                         -----------
                                                                                         $21,562,880
                                                                                         ===========

                        *Represents a party in interest.

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II

                    PREMIERE TECHNOLOGIES, INC. 401(K) PLAN


                  SCHEDULE G, PART III--NONEXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2000



                                                                                                           Current
Identity of Issuer or Party       Relationship                                                              Value
          Involved                  to Plan                  Description of Transaction                    of Asset
-----------------------------     ------------     -------------------------------------------------      ----------
* PREMIERE TECHNOLOGIES, INC.     Plan sponsor     Deemed loan to the Company dated December 1, 2000,
                                                     maturity January 26, 2001                             $ 6,887
                                                   Deemed loan to the Company dated January 26, 2000,
                                                     maturity March 15, 2000                                33,551
                                                   Deemed loan to the Company dated January 26, 2000,
                                                     maturity April 19, 2000                                   780



                        *Represents a party in interest.

         The accompanying notes are an integral part of this schedule.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       PTEK HOLDINGS, INC. 401(K) PLAN

                                       By:   ADMINISTRATIVE COMMITTEE OF THE
                                             PTEK HOLDINGS, INC.
                                             401(K) PLAN


Date:  June 29, 2001                   By:  /s/ Patricia M. Jones
                                            ----------------------------------
                                            Name:   Patricia M. Jones
                                            Title:  Plan Administrator

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                                 EXHIBIT INDEX


Exhibit No.

    23            Consent of Arthur Andersen LLP

                                       17